UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)
(Amendment No. 5)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Peter B. Brandow

Executive Vice President, General Counsel and Secretary

Regal Entertainment Group

7132 Regal Lane

Knoxville, Tennessee  37918

(865) 922-1123

Keith A. Trammell

Hogan Lovells US LLP

1200 Seventeenth Street, Suite 1500

Denver, Colorado 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 635309107

1	Names of Reporting Persons Regal Entertainment Group

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- shares

	8	Shared Voting Power 22,032,152 shares(1)

	9	Sole Dispositive Power -0- shares

	10	Shared Dispositive Power 22,032,152 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,032,152 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.6%

14	Type of Reporting Person (See Instructions) CO

(1) Consists of 22,032,152 common membership units of National CineMedia, LLC, which are held by two of Regal Entertainment Group’s wholly owned subsidiaries, Regal CineMedia Holdings, LLC and Regal Cinemas, Inc. (as more fully explained in Item 5 to this Amendment No. 5), and which are immediately redeemable on a one-for-one basis for shares of National CineMedia, Inc. Common Stock, or a cash payment equal to the market price of one share of National CineMedia, Inc.’s Common Stock.

CUSIP No. 635309107

1	Names of Reporting Persons Anschutz Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- shares

	8	Shared Voting Power 22,032,152 shares(1), (2)

	9	Sole Dispositive Power -0- shares

	10	Shared Dispositive Power 22,032,152 shares(1), (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,032,152 shares(1), (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.6%

14	Type of Reporting Person (See Instructions) CO

(2) Anschutz Company beneficially owns 73,708,639 shares of Class A Common Stock (“Class A Common Stock”) of Regal Entertainment Group through its ownership of 23,708,639 shares of Class B Common Stock of Regal Entertainment Group, which are convertible into a like number of shares of Class A Common Stock and 50,000,000 shares of Class A Common Stock.  Such ownership represents approximately 77.8% of the voting power of Regal Entertainment Group.  Therefore, Anschutz Company may be deemed to control Regal Entertainment Group.  Philip F. Anschutz owns 100% of the outstanding capital stock of Anschutz Company.  Therefore, Mr. Anschutz may be deemed to control Anschutz Company.  As a result, each of them may be deemed to share the power to vote and dispose of the shares of Common Stock of National CineMedia, Inc. that may be deemed to be beneficially owned by Regal Entertainment Group.  Each of Anschutz Company and Mr. Anschutz expressly disclaims beneficial ownership of such shares.

CUSIP No. 635309107

1	Names of Reporting Persons Philip F. Anschutz

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- shares

	8	Shared Voting Power 22,032,152 shares(1), (2)

	9	Sole Dispositive Power -0- shares

	10	Shared Dispositive Power 22,032,152 shares(1), (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,032,152 shares(1), (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.6%

14	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE.

This Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D originally filed with the Securities and Exchange Commission on  May 23, 2008 by Regal Entertainment Group (“Regal”), Anschutz Company (“Anschutz Co.”) and Philip F. Anschutz (“Mr. Anschutz,” and with each of Regal, Anschutz Co., and Mr. Anschutz being referred to herein as a “Reporting Person,” and collectively, the “Reporting Persons”) and amended on March 20, 2009, March 26, 2009, February 14, 2011 and March 18, 2013 (as so amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of National CineMedia, Inc., a Delaware corporation (“National CineMedia”) is being filed by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and the joint filing agreement filed as Exhibit C to the Schedule 13D filed on May 23, 2008, to reflect the redemption of common units of National CineMedia, LLC (“NCM Units”) on September 9, 2013 that were subsequently sold in an underwritten public offering, reducing the Reporting Persons investment in National CineMedia.  This Amendment No. 5 reflects changes to Items 3, 4 and 5 of the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have their respective meanings under the Common Unit Adjustment Agreement or the Schedule 13D, as applicable.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On September 9, 2013, Regal redeemed 2,300,000 million of the NCM Units that it previously acquired through its wholly owned subsidiary, Regal Cinemas, Inc., for a like number of shares of Common Stock.  Regal subsequently sold these shares of Common Stock in an underwritten public offering for $17.79 per share, reducing Regal’s investment in National CineMedia.  Regal received approximately $40.8 million in proceeds after deducting related fees and expenses payable.

Regal, through Regal Cinemas, Inc., had previously acquired the redeemed NCM Units pursuant to the Common Unit Adjustment Agreement dated February 13, 2007, by and among National CineMedia, National CineMedia, LLC, Regal CineMedia Holdings, LLC (“Regal CineMedia”), American Multi-Cinema, Inc., Cinemark Media, Inc., Regal Cinemas, Inc. (“RCI”) and Cinemark USA, Inc. (the “Common Unit Adjustment Agreement”), as described in Item 3 of the Schedule 13D filed on May 23, 2008 and incorporated by reference to Exhibit A thereto.

Item 4.         Purpose of Transaction.

Item 4 is hereby amended to add the following:

Regal sold its NCM Units for investment purposes. The net proceeds will be used for general corporate purposes.  Apart from continuing to give effect to the Common Unit Adjustment Agreement, none of the reporting persons is currently aware of any plans or proposals that would relate to or result in any of the events enumerated in Item 4(a)-(j).

Item 5.         Interest in Securities of the Issuer.

Item 5 is hereby amended to replace Item 5(a) with the following:

(a)   As a result of the redemption by Regal of the 2,300,000 million NCM Units and the subsequent sale of  a like number of shares of Common Stock, Regal currently may be deemed to beneficially own 22,032,152 shares of Common Stock through its ownership of Regal CineMedia and RCI.  NCM Units are immediately redeemable on a one-for-one basis for shares of Common Stock, or a cash payment equal to the market price of one share of Common Stock.  Regal’s beneficial ownership of 22,032,152 shares of Common Stock equals approximately 27.6% of the Issuer’s issued and outstanding shares of Common Stock on an as-converted basis.

Regal CineMedia is a wholly owned subsidiary of Regal CineMedia Corporation (“RCM”).  RCM is a wholly owned subsidiary of RCI.  RCI is a wholly owned subsidiary of Regal Cinemas Corporation (“RCC”).  RCC is a wholly owned subsidiary of Regal Entertainment Holdings, Inc. (“REH”).  REH is a wholly owned subsidiary of Regal.  As a result, each of them may be deemed to share the power to vote and dispose of the Shares of Common Stock that may be deemed to be beneficially owned by Regal.

Anschutz Company beneficially owns 73,708,639 shares of Class A Common Stock (“Class A Common Stock”) of Regal through its ownership of 23,708,639 shares of Class B Common Stock of Regal, which are convertible into a like number of shares of Class A Common Stock, and 50,000,000 shares of Class A Common Stock.  Such ownership represents approximately 77.8% of the voting power of Regal.  Therefore, Anschutz Company may be deemed to control Regal.  Philip F. Anschutz owns 100% of the outstanding capital stock of Anschutz Company.  Therefore, Mr. Anschutz may be deemed to control Anschutz Company.  As a result, each of them may be deemed to share the power to vote and dispose of the shares of Common Stock that may be deemed to be beneficially owned by Regal.

By virtue of their relationship, Regal, Anschutz Company or Mr. Anschutz may be deemed to beneficially own the Common Stock subject of this Amendment No. 5.  Neither the filing of this Amendment No. 5 nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Regal), or any executive officer or director of Regal or Anschutz Company, who are listed in Schedule A hereto is the beneficial owner of the Common Stock subject of this Amendment No. 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Schedule A

Directors and Executive Officers

The name, principal occupation and business address of each director and executive officer of Regal Entertainment Group, its relevant wholly owned subsidiaries, and Anschutz Company are set forth below.  All of the persons listed below are citizens of the United States of America, unless otherwise indicated.

Name	Business Address	Position(s) with Reporting Person(s) and Present Principal Occupation
Amy E. Miles	7132 Regal Lane Knoxville, TN 37918

•                  Chief Executive Officer and Director of Regal Entertainment Group

•                  President and Director of Regal CineMedia Corporation

•                  President of Regal CineMedia Holdings, LLC

•                  Chief Executive Officer and Director of Regal Entertainment Holdings, Inc., Regal Cinemas Corporation and Regal Cinemas, Inc.

Gregory W. Dunn	7132 Regal Lane Knoxville, TN 37918

•                  President and Chief Operating Officer of Regal Entertainment Group

•                  Vice President and Director of Regal CineMedia Corporation

•                  Vice President of Regal CineMedia Holdings, LLC

•                  President, Chief Operating Officer and Director of Regal Entertainment Holdings, Inc., Regal Cinemas Corporation and Regal Cinemas, Inc.

David H. Ownby	7132 Regal Lane Knoxville, TN 37918

•                  Executive Vice President, Chief Financial Officer and Treasurer of Regal Entertainment Group

•                  Vice President, Treasurer and Director of Regal CineMedia Corporation

•                  Vice President and Treasurer of Regal CineMedia Holdings, LLC

•                  Executive Vice President, Chief Financial Officer, Treasurer and Director of Regal Entertainment Holdings, Inc., Regal Cinemas Corporation and Regal Cinemas, Inc.

Peter B. Brandow	7132 Regal Lane Knoxville, TN 37918

•                  Executive Vice President, General Counsel and Secretary of Regal Entertainment Group

•                  Vice President and Secretary of Regal CineMedia Corporation and Regal CineMedia Holdings, LLC

•                  Executive Vice President, General Counsel and Secretary of Regal Entertainment Holdings, Inc., Regal Cinemas Corporation and Regal Cinemas, Inc.

Thomas D. Bell, Jr.	3399 Peachtree Street, Suite 1010 Atlanta, GA 30326	• Director of Regal Entertainment Group • Chairman of Mesa Capital Partners
Charles E. Brymer	35 Lakewood Circle North Greenwich, CT 06830	• Director of Regal Entertainment Group • President and Chief Executive Officer of DDB Worldwide Communications Group, Inc.
Michael L. Campbell	3765 Jackson Bend Dr. Louisville, TN 37777	• Chairman of the Board of Regal Entertainment Group
Stephen A. Kaplan	333 Grand Avenue 28th Floor Los Angeles, CA 90071	• Director of Regal Entertainment Group • Principal of Oaktree Capital Management, LLC
David H. Keyte	2181 South Clayton Street Denver, CO 80210	• Director of Regal Entertainment Group • Chief Executive Officer and Director of Caerus Oil and Gas, LLC
Lee M. Thomas	3918 Alhambra Dr. West Jacksonville, FL 32207	• Director of Regal Entertainment Group

Jack Tyrrell	1201 16th Avenue South Nashville, TN 37212	• Director of Regal Entertainment Group • Managing Partner of Richland Ventures II, L.P. and Richland Ventures III, L.P.
Nestor R. Weigand, Jr.	150 N. Market Wichita, KS 67202	• Director of Regal Entertainment Group • Chairman and Chief Executive Officer of J.P. Weigand & Sons, Inc.
Alex Yemenidjian	3801 Las Vegas Blvd. South Las Vegas, NV 89109

•                  Director of Regal Entertainment Group

•                  Chairman of the Board and Chief Executive Officer of Tropicana Las Vegas Casino and Hotel, Inc.

•                  Chairman of the Board and Chief Executive Officer of Armenco Holdings, LLC

Philip F. Anschutz	555 17th Street, Suite 2400 Denver, CO 80202	• Chairman, Chief Executive Officer and Director of Anschutz Company
Cannon Y. Harvey	555 17th Street, Suite 2400 Denver, CO 80202	• President, Chief Operating Officer and Director of Anschutz Company
Craig D. Slater	555 17th Street, Suite 2400 Denver, CO 80202	• Vice President and Director of Anschutz Company
Bruce F. Black	555 17th Street, Suite 2400 Denver, CO 80202	• Executive Vice President and General Counsel of Anschutz Company
Steven A. Cohen	555 17th Street, Suite 2400 Denver, CO 80202	• Executive Vice President of Anschutz Company
Scott T. Carpenter	555 17th Street, Suite 2400 Denver, CO 80202	• Vice President of Anschutz Company
Matt Anctil	555 17th Street, Suite 2400 Denver, CO 80202	• Vice President of Anschutz Company
Richard M. Jones	555 17th Street, Suite 2400 Denver, CO 80202	• Vice President, Senior General Counsel and Secretary of Anschutz Company
Wayne A. Barnes	555 17th Street, Suite 2400 Denver, CO 80202	• Vice President and Chief Financial Officer of Anschutz Company
Thomas G. Kundert	555 17th Street, Suite 2400 Denver, CO 80202	• Treasurer and Assistant Secretary of Anschutz Company
Michael B. Hilger	555 17th Street, Suite 2400 Denver, CO 80202	• Assistant Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2013	REGAL ENTERTAINMENT GROUP

	By:	/s/ Peter B. Brandow
	Name:	Peter B. Brandow
	Title:	Executive Vice President, General Counsel and Secretary

Date: September 13, 2013	ANSCHUTZ COMPANY

	By:	Philip F. Anschutz
	Title:	Chairman

	By:	/s/ Robert M. Swysgood
	Name:	Robert M. Swysgood
	Title:	Attorney-in-Fact

Date: September 13, 2013	PHILIP F. ANSCHUTZ

	By:	/s/ Robert M. Swysgood
	Name:	Robert M. Swysgood
	Title:	Attorney-in-Fact